UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ELSTER GROUP SE

(Name of Subject Company)

ELSTER GROUP SE

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 per share

American Depositary Shares, each representing

one-fourth of one Ordinary Share

(Title of Class of Securities)

D24648 103
290348 101
(CUSIP Number of Class of Securities)

John D. Bluth

Elster Solutions, LLC

208 South Rogers Lane

Raleigh, NC 27610-2144

+1 (919) 212-4700
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

A. Peter Harwich	Thomas Preute
Allen & Overy LLP	Chief Legal Officer
1221 Avenue of the Americas	Elster Group SE
New York, New York 10020	Frankenstrasse 362
+1 (212) 610-6300	45133 Essen, Germany
+49 201 54 58 0

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Elster Group SE, a European public limited liability company (Societas Europaea, or SE) with its registered seat in Germany (“Elster”) with the U.S. Securities and Exchange Commission (the “SEC”) on July 9, 2012 and amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on July 10, 2012, Amendment No. 2 to the Schedule 14D-9 filed with the SEC on July 16, 2012, and Amendment No. 3 to the Schedule 14D-9 filed with the SEC on July 17, 2012 (as previously filed with the SEC, and as amended, the “Schedule 14D-9”) relating to the cash tender offer by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 (“Bidder”) and an indirect wholly owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4763064 (“Melrose”), to purchase (i) all issued and outstanding American Depositary Shares of Elster (“ADSs”), each representing one-fourth of one ordinary share of Elster, nominal value €1 per share (“Share”) at a purchase price of $20.50 per ADS (the “ADS Offer Price”), and (ii) all issued and outstanding Shares (which are not otherwise represented by ADSs) at a purchase price of $82.00 per Share (the “Share Offer Price”, the ADS Offer Price or the Share Offer Price, as applicable, the “Offer Price”), in each case payable net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Bidder and Melrose with the SEC on July 9, 2012, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 9, 2012 (as it may be amended or supplemented, the “Offer to Purchase”), and in the Letter of Transmittal to Tender American Depositary Shares (as it may be amended or supplemented, the “ADS Letter of Transmittal”) and the Letter of Transmittal to Tender Ordinary Shares (as it may be amended or supplemented, the “Share Letter of Transmittal”, and, together with the ADS Letter of Transmittal, the “Letter of Transmittal”, and such Letter of Transmittal, together with the Offer to Purchase, the “Offer”), copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B), and (a)(1)(C), respectively, to the Schedule TO, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the second paragraph of the subsection captioned “Solicitation or Recommendation”:

“The Administrative Board is making its recommendation on behalf of Elster.”

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of the subsection captioned “Certain Company Projections”:

“As noted above, Elster included the Projections in this Statement to provide holders of Securities with information that Elster provided to Melrose prior to signing the Investment Agreement. For the years following 2012, Elster did not provide any reconciliations of non-GAAP financial measures included in the Projections to Melrose prior to signing the Investment Agreement. All the cautionary considerations noted above with respect to the Projections apply to the reconciling information related to non-GAAP financial information below. In addition, the disclosure below should not be understood to suggest any greater level of precision to the Projections as a result of the additional numerical specificity provided. Elster notes that the information contained in the reconciliation below was prepared at the same time as the Projections in May 2012 and that no updating or other review of the Projections has been done by Elster's management since then. In light of the foregoing factors, readers of this Statement are cautioned not to place any reliance on the reconciling information set forth below.

Reconciliation of Adjusted EBITDA for the MTP:

(US$m)	2012E	2013E	2014E	2015E	2016E	2017E
Net Income from continuing operations	92.7	137.5	172.8	214.1	243.6	259.6
Income tax expense	42.1	62.2	78.2	96.8	110.2	117.4
Interest expense, net	38.1	36.9	32.6	31.9	23.7	20.0
Depreciation and amortization	81.5	78.2	82.6	82.1	84.5	87.3
Management Adjustments:
- Operational Excellence Program Costs	36.7	16.1	10.5	N/A	N/A	N/A
- Other	0.9	N/A	N/A	N/A	N/A	N/A
Adjusted EBITDA	292.0	330.9	376.8	424.9	461.9	484.4

Reconciliation of Net Working Capital for the MTP:

(US$m)	2012E	2013E
Accounts Receivable	303.8	303.9
Inventory	169.6	180.9
Accounts Payable	218.1	228.7
Net Working Capital I (a)	255.3	256.2
Advanced Payments	23.7	24.5
Net Working Capital II (b)	231.6	231.7

(a)	Net Working Capital I is a non-GAAP financial measure that Elster defines for purposes of the MTP as accounts receivable plus inventories minus accounts payable

(b)	Net Working Capital II is a non-GAAP financial measure that Elster defines for purposes of the MTP as accounts receivable plus inventories minus accounts payable and advanced payments (which were assumed for purposes of the Melrose Projections to be US$ 23.7 million for 2012 and US$ 24.5 million for 2013). Please note that such assumed amounts with respect to advanced payments were not specifically disclosed to Melrose in the Melrose Projections.”

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Elster Group SE

By:	/s/ Simon Beresford-Wylie

Name:	Simon Beresford-Wylie

Title:	Managing Director and Chief Executive Officer

Date:	July 24, 2012

By:	/s/ Rainer Beaujean

Name:	Rainer Beaujean

Title:	Managing Director and Chief Financial Officer

Date:	July 24, 2012